Bucharest
September 22nd, 2006

Komsomolskoe Oil Field in Kazakhstan enters the development phase

SUPPL

- **Development of Komsomolskoe oil field to establish a daily production rate of approximately 10,000 boe starting 2008**
- **A total of approximately USD 190 mn to be invested in the project**
- **Production in Komsomolskoe oil field to contribute to achieve a daily production rate of 30,000 boe, in Kazakhstan, until 2010**

Petrom, the largest oil and gas producer in South Eastern Europe, approved the development plan for Komsomolskoe oil field located in Kazakhstan. The oil field development is planed to be finalized in 2008 and will result in a daily production rate of 10,000 boe for the following years. "The Caspian Sea Region is a core region for us in terms of international company growth. It is clearly a high potential area to be fully used and supported by investments, modern technologies that we are using and, especially by our field experience", stated Werner Ladwein, member of the Managing Committee of Petrom, responsible of exploration and production.

According to the new exploration and production strategy, adopted in 2005, Petrom uses the most modern techniques especially 3D seismic, at a large scale. In this way, after the privatization a new 3D seismic program was completed on the Komsomolskoe oil field. A new geological model was obtained based on the 3D, together with newly acquired well test data and the application of modern simulation and modeling technologies.

Based on this new reservoir model, detailed engineering and marketing studies were completed and a field development plan was compiled. This plan consists of an access road of 90 km in length, drilling of 6 horizontal production wells, gas/oil separation facilities and an 80 km oil export pipeline. "This is a far reaching project, of USD 190 mn investment, which will bring us closer to our 2010 objective of reaching a production level of 30,000 boe/day in the Caspian Region", added Ladwein.

Petrom operates the Komsomolskoe oil field through Too Kom Munai LLP. In March 2003 Petrom SA acquired 95% of the shares of Too Kom Munai, holding the development and production rights for Komsomolskoe block. The oil field is located in West Kazakhstan onshore a Caspian peninsula.
The work program completed so far is including the 3D seismic project across the Komsomolskoe field, construction of a road and platforms within the license area the construction of central production facilities for testing purposes and the execution of an intensive well testing campaign.

Petrom is running exploration and production operations in four areas in Kazakhstan. Currently the company is already producing above 4,000 boe/day through its Tasbulat

Further information:
Gabriel Nastase
Tel: +40 (21) 4060040, Fax: +40 (21) 4060420,
e-mail: gabriel.nastase@petrom.com

affiliate. In 2006, Petrom's exploration activities were successful in the Jusaly block. During exploration well testing a flow rate of 200,000 cubic meters of natural gas and 70 cubic meters of condensate per day could be achieved. The current results are strengthening Petrom's current and future position in Kazakhstan.

Exploration and Production – a core segment for the company's growth

Until 2010 Petrom aims to stabilize its oil and gas production at a daily production of 210,000 boe in Romania and to increase the reserves replacement rate to 70%. In addition, the company will develop its business in the Caspian Region. The investments in exploration and production will go up to EUR 300 mn per year. EUR 100 mn per year will be invested in exploration activity only.

In line with the new exploration strategy, three programs of 3D seismic were completed last year. For 2006 Petrom has further increased its 3D seismic activity and will complete six 3D programs.

In 2005, Petrom has won the exploration licenses for three new blocks in Romania. An area around 15,000 square kilometers will be explored to find new oil and gas by using most modern exploration technologies in the next three years.

In 2005 the level of the total oil and gas production in Romania was 77.95 mn boe or 213,559 boe/day, respectively 5.21 mn tons of crude and gasoline and 6.19 bn cubic meters of natural gas. In Kazakhstan, the crude production amounted to 1.1 mn boe or 3,068 boe/day.

Background Information

Petrom SA

Petrom is the largest Romanian oil and gas group, with activities in the business segments of Exploration and Production, Refining and Petrochemicals, as well as Sales and Marketing. Petrom has estimated oil and gas reserves of 1 billion boe, an annual refining capacity of 8 million metric tons and around 550 filling stations in Romania. The company also has an international network with 82 filling stations located in Moldova and Hungary. This network was increased by 178 OMV premium stations in Romania, Bulgaria and Serbia-Montenegro, acquired in January 2006. In 2005 the turnover of Petrom was EUR 2,970 million, EBITDA was EUR 766 million. Following the share capital increase OMV, the leading oil and gas group in Central Europe holds a 51,011% share in Petrom. OMV is active in 13 Central European countries in its Refining and Marketing business segment and in 18 countries on five continents in Exploration and Production. The Romanian state holds 30.862% of Petrom shares, Property Fund SA holds 9,887%, the European Bank for Reconstruction and Development, 2.026% and 6.214% are owned by minority shareholders.

Further information:
Gabriel Nastase
Tel: +40 (21) 4060040, Fax: +40 (21) 4060420,
e-mail: gabriel.nastase@petrom.com

The Essence of Motion **PETROM**
Member of OMV Group